JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

December 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2015
Filed October 16, 2015
File No. 001-14063

Dear Ms. Collins:

On behalf of Jabil Circuit, Inc. (“Jabil” or the “Company”), I am writing in response to the comments set forth in your letter dated December 1, 2015 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), each of the Staff’s comments is repeated below, along with Jabil’s response to each comment set forth immediately following the comment. Jabil is submitting its response to the Comment Letter on December 18, 2015 pursuant to a letter from Jabil to the SEC, dated December 1, 2015, requesting an additional five business days to respond to the Comment Letter.

Comment 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Fiscal Year Ended August 31, 2015 Compared to the Fiscal Year Ended August 31, 2014, page 42

1.

We note that certain of your disclosures identify two or more sources of a material change, but the dollar amounts and proportionate contribution for each source, including offsets, are not disclosed. For example on page 42, you state that EMS segment revenues

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December 18, 2015

increased 1%, which was primarily attributable to increased revenues from customers within your telecommunications and automotive businesses, which was partially offset by reductions in the sale of mobility handsets as a result of your disengagement from BlackBerry Limited. We also note that in your discussion of results of operations for the fiscal year ended August 31, 2014 compared to fiscal year ended August 31, 2013, on page 44, you do not appear to quantify the factors that led to revenue decreases or those that led to offsets. With a view towards future disclosure, please advise what consideration you gave to providing quantitative disclosures for each driving factor (as well as quantifying offsetting amounts) rather than using terms such as “primarily.” Refer to Section III.D of SEC Interpretive Release 33-6835.

Response to Comment 1

Jabil acknowledges the Staff’s comment regarding certain disclosures that identify two or more sources of a material change. In future SEC filings, beginning with the Form 10-Q for the three months ended November 30, 2015, the Company will provide quantitative disclosures for each material driving factor (as well as quantifying offsetting amounts) to the extent necessary to provide an understanding of a material change. Set forth below is how the Company’s disclosure would have looked had we followed this approach in the 10-K for the fiscal year ended August 31, 2015, using the amounts for the fiscal year ended August 31, 2015 for illustrative purposes:

Net Revenue. Net revenue increased 13.6% to $17.9 billion during the fiscal year ended August 31, 2015, compared to $15.8 billion during the fiscal year ended August 31, 2014. For the fiscal year ended August 31, 2015 compared to the fiscal year ended August 31, 2014, DMS segment revenues increased 39% as a result of increased revenues of 35% from customers within our mobility business due to strengthened end user product demand and 5% growth in the consumer lifestyles and wearables technology businesses, partially offset by a 1% decline spread across the remaining industries within the DMS segment. EMS segment revenues increased 1%, which was attributable to increased revenues of 6% from new business with customers within our telecommunications and automotive businesses, partially offset by reductions in revenue of 5% predominantly from the sale of mobility handsets as a result of our disengagement from BlackBerry Limited.

Net Revenue. Our net revenue decreased 8.6% to $15.8 billion for fiscal year 2014, compared to $17.2 billion for fiscal year 2013. For the fiscal year ended August 31, 2014 compared to the fiscal year ended August 31, 2013, EMS segment revenues decreased 12% due to reductions in revenue of 14% from the sale of mobility handsets as a result of our disengagement with BlackBerry Limited, partially offset by a 2% increase spread across the remaining industries within the EMS segment. DMS segment revenues decreased 2%, which consisted of a 16% decrease in revenue as a result of reduced production levels due to weakened end user product demand within our mobility business, partially offset by increased revenue of 14% from new customers as a result of the Nypro acquisition.

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December 18, 2015

Comment 2

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

h. Revenue Recognition, page 72

2.	We note various disclosures indicating that the company provides comprehensive electronic design, production and product management services and your response letter dated March 30, 2011 stating that substantially all of your revenue is derived from several types and levels of services. Please reconcile these statements to your revenue recognition policy where you refer to product returns, shipped goods and title and risk of ownership and explain further how you determined that you derive revenue from services and not product sales. In addition, considering you state that you offer several types of services, tell us whether your arrangements include multiple deliverables and if so, please describe your accounting for such arrangements. We refer you to ASC 605-25-25 and 605-25-30. To the extent you determine that your revenues include product sales, tell us how you considered the guidance in Rule 5-03 of Regulation S-X to separately present revenue from product and services.

Response to Comment 2

Jabil is an independent provider of electronic manufacturing services and solutions that includes comprehensive electronic design, production and product management services. Accordingly, Jabil derives substantially all of its revenues from services that it offers its customer base in the automotive, consumer lifestyles and wearable technologies, defense and aerospace, digital home, emerging growth, healthcare, industrial and energy, mobility, networking and telecommunications, packaging, point of sale, printing and storage industries.

Jabil’s production and product management services (referred to herein as manufacturing services) encompass the act of producing tangible components that are built to customer specifications which are then provided to the customer for further assembly. The Company recognizes manufacturing services revenue, when such tangible components are shipped to or the goods are received by the customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and collectability is reasonably assured (net of estimated returns). Manufacturing services revenue accounted for approximately 99% of total net revenues for the fiscal years ended August 31, 2015, 2014 and 2013, respectively.

Jabil also provides electronic design services to certain customers. Revenue from electronic design services is generally recognized upon completion and acceptance by the respective customer.

In preparing the Consolidated Statements of Operations and Note 1.h. – “Description of Business and Summary of Significant Accounting Policies – Revenue Recognition” to the

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Consolidated Financial Statements in the Form 10-K for the fiscal year ended August 31, 2015, Jabil considered the presentation requirements of Rule 5-03 of Regulation S-X. Rule 5-03 of Regulation S-X in effect requires that net revenues be separately stated into the following sub captions: (a) net sales of tangible products; (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. As described above, substantially all of our revenues are from manufacturing services. Electronic design services revenue accounted for less than 1.0% of total net revenues for the fiscal years ended August 31, 2015, 2014 and 2013, respectively, a level that is below the Rule 5-03(b) threshold of 10% for separately stating a class of revenue. In view of the above, Jabil believes that its presentation and disclosure of its net revenues are in compliance with Rule 5-03 of Regulation S-X.

Jabil does have arrangements that include multiple deliverables (i.e., manufacturing and design services) although these arrangements are not common within our Company. For these arrangements, we account for each service as a separate unit of accounting in accordance with ASC 605-25-25 because the delivered service has standalone value to the customer and there are not general rights of return of the delivered service. For the arrangements that include both manufacturing and design services, total consideration is allocated to the separate units of accounting on the basis of their relative selling price in accordance with ASC 605-25-30-2. Pricing for each service is generally agreed upon in a separately negotiated and executed contract, supported by separate purchase orders and invoices, and is consistent with pricing when sold individually to our other customers. Accordingly, our best estimate of the selling price of the services used in the allocation of consideration is typically consistent with the pricing included in these contracts. The consideration allocated to each unit of accounting is recognized as revenue as each service is delivered to the customer.

Comment 3

o. Comprehensive Income, page 74

3.	We note that you provide the amount of income tax expense (benefit) for some components of comprehensive income but not all. For instance, you do not appear to provide this information for unrealized losses on available for sale securities or for the reclassification adjustments. Please tell us how you considered the guidance in ASC 220-10-45-12 with regards to these disclosures.

Response to Comment 3

In preparing the Consolidated Statement of Comprehensive Income and Note 1.o. – “Description of Business and Summary of Significant Accounting Policies – Comprehensive Income” to the Consolidated Financial Statements in the Form 10-K for the fiscal year ended August 31, 2015, Jabil considered the requirements of ASC 220-10-45-12. There was no income tax expense or benefit attributable to the unrealized loss on available for sale securities and foreign currency translation adjustment components of other comprehensive income. Thus, the income tax expense or benefit allocated to the unrealized loss on available for sale securities and foreign currency translation adjustment components of other comprehensive income is not

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material or applicable to Jabil’s financial statements and the Company did not disclose the amount. The income tax expense or benefit attributable to the derivative instruments, actuarial loss and prior service cost components is disclosed in Note 1.o. and these amounts include the income tax expense or benefit attributable to reclassification adjustments. Nonetheless, mindful of the Staff’s Comment 3, in connection with future SEC filings, Jabil will disclose the amounts of income tax expense or benefit allocated to each component of comprehensive income, including reclassification adjustments, if the amounts are determined to be material to the financial statements.

Comment 4

Note 12. Concentration of Risk and Segment Data

b. Segment Data, page 95

4.	We note that in fiscal 2015, the company changed its reporting structure to align with the chief operating decision maker’s (CODM) management of resource allocation and performance assessment. Please tell us who your CODM is and provide us with your analysis in determining the CODM. In your response, please provide us with an organizational chart that includes the titles and roles and responsibilities of the individuals who report to the CODM. Refer to ASC 280-10-50-5 through 9.

Response to Comment 4

Jabil’s Chief Executive Officer (“CEO”) is the Company’s CODM. In determining Jabil’s CODM, the Company considered (1) the key operating decisions made by Jabil and the individual(s) responsible for making them and (2) the individual(s) responsible for reviewing Jabil’s operating results to assess performance and make decisions about resource allocation. Although the CEO solicits input from Company’s executive management team, Jabil arrived at its conclusion that the CEO is the CODM as he ultimately makes the key decisions with respect to evaluating and determining the actions necessary to achieve the Company’s operating results. The strategic goals of Jabil are to optimize and grow operating results through a balanced mix of (i) higher-margin business, which we believe is more sustainable in nature (expected to be generated by the Diversified Manufacturing Services (“DMS”) operating segment) with (ii) lower-margin but high volume business that is produced at a quicker rate (i.e. cycle time) and in higher quantities (expected to be generated by the Electronics Manufacturing Services (“EMS”) operating segment). The key operating decisions to achieve these goals include establishing annual operating targets (based on key inputs such as revenue, operating income, return on invested capital, as well as risk and opportunities for growth within the respective operating segments) and capital expenditure plans. Accordingly, the CEO approves the annual targets and capital expenditure plans for both the DMS and EMS operating segments and then monitors actual performance achieved against such targets. DMS and EMS are both operating and reporting segments under ASC 280. The CEO also discusses these operating results with the Board of Directors at the EMS and DMS reporting segment levels, which is consistent with the level at which the CODM makes decisions.

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Jabil is providing to the Staff, under separate cover, an organizational chart that includes the titles and roles and responsibilities of the individuals who report directly to the CODM. Additional information regarding the Company’s executive officers listed in the organizational chart can be found on pages 9 and 10 of the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015.

Comment 5

5.	We note from your disclosures on page 4 that Business Unit Managers and Directors operate autonomously and have direct profit and loss accountability for business unit performance. Please tell us the number of business units and provide a description of each. Also, tell us how the Business Unit Managers and Directors fit into your organizational structure. Tell us the title and role of the person that the Unit Directors report to and explain how the business units align with your operating and reporting segments.

Response to Comment 5

Jabil is composed of approximately 300 business units which are managed by Business Unit Directors (“BUDs”) and/or Business Unit Managers (“BUMs”). Our business units are customer dedicated workcells with most business units dedicated to one customer. Each business unit formulates strategies tailored to their individual customer’s needs. Our BUMs are assigned to a business unit to coordinate financial, manufacturing and engineering plans for specific customers at a particular manufacturing facility. Our BUDs oversee local BUMs and coordinate worldwide financial, manufacturing and engineering plans for customers. The Company’s BUDs, BUMs and operational management teams at each of our manufacturing facilities primarily review the business unit level customer financial information in order to assess whether or not the business units are meeting their designated responsibilities for their specific business unit and to ensure that the daily execution of manufacturing activities are being effectively managed. The Company’s BUDs and BUMs develop and maintain customer relationships as well as direct profit and loss accountability for business unit performance. The business units aggregate into business groups that belong to either the DMS or EMS operating segments based on the economic profiles of the services performed, including manufacturing capabilities, market share strategy, margins, return on capital and risk profiles.

From an organizational perspective, generally Jabil’s Vice Presidents oversee the BUDs, and Jabil’s President and Executive Vice Presidents, CEOs (“EVP, CEO”) oversee the Vice Presidents. Kindly refer to the organizational chart as submitted under separate cover as such outlines the reporting structure between the EVP, CEOs, the President, the Segment Managers and our CODM.

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Securities and Exchange Commission

December 18, 2015

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to each of the questions in the Staff’s December 1, 2015 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

JABIL CIRCUIT, INC.

By:	/s/ FORBES I.J. ALEXANDER
Forbes I.J. Alexander
Chief Financial Officer

cc:	Mark T. Mondello, Chief Executive Officer, Jabil Circuit, Inc.

Robert L. Paver, Chief Legal Officer, Corporate Secretary and General Counsel, Jabil Circuit, Inc.

Chester E. Bacheller, Esq., Holland & Knight LLP

Randall Duncan, Partner, Ernst & Young LLP